Mail Stop 4561
via fax (408) 517-8186

March 5, 2009

John W. Thompson
Chairman & CEO
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, CA 95014

> **Re: Symantec Corporation**
> **Form 10-K for the Fiscal Year Ended March 28, 2008**
> **Filed May 21, 2008**
> **Form 10-Q for the Quarter Ended October 3, 2008**
> **Filed November 7, 2008**
> **Form 10-Q fir the Quarter Ended January 2, 2009**
> **Filed February 9, 2009**
> **From 8-K Filed January 28, 2009**
> **File No. 000-17781**

Dear Mr. Thompson:

      We have reviewed your response to your letter dated February 5, 2009 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 16, 2009.

Form 10-Q for the Quarters Ended October 3, 2008 and January 2, 2009

Note 7. Goodwill, Acquired Product Rights, and Other Intangible Assets, page 13

1.   We note that based on a combination of factors, including "the current economic environment and a decline in [the Company's] market capitalization," you concluded during the quarter ended January 2, 2009 that there were sufficient

indicators to require the Company to perform an interim goodwill impairment analysis, which resulted in a preliminary impairment charge of $7 billion. Considering the economic environment and the Company's market capitalization at the time you filed the October 3, 2008 Form 10-Q, please tell us how your MD&A disclosures in such filing adequately addressed any known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. In this regard, we note from your response to comment 7 in your letter dated December 19, 2008 that the Company began your impairment analysis in mid-November. Tell us how you considered providing disclosure in the October 3, 2008 Form 10-Q that address the existence of negative factors that may impact the recoverability of your goodwill. In addition, tell us how you considered updating your risk factor disclosures to address the potential impairment. Please Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

2.   Please describe for us, in reasonable detail, the specific facts and circumstances leading to the impairment charge. Also, please ensure that the MD&A disclosures in your upcoming Form 10-K adequately describe the circumstances leading to the charge and the assumptions and valuation models used to determine the fair value of the goodwill and intangible assets.

3.   Considering the impact the identification of reporting units can have on the determination of a goodwill impairment charge, please consider providing disclosure in the critical accounting estimates section of your upcoming form 10-K to include a discussion of how the Company identifies your reporting units, how goodwill is allocated to the reporting units, and whether there has been any changes in the number of reporting units, or the manner in which goodwill was allocated. We refer you to Section II.L.5 of the SEC's Current Accounting and Disclosure Issues in the Division of Corporation Finance (as updated November 30, 2006).

Form 8-K Filed January 28, 2009

4.   We note the Company's disclosures regarding the non-GAAP revenue adjustment for deferred revenue acquired in your various purchase acquisitions. We further note that the Company believes this adjustment "provides information about the operating impact of the acquired businesses in a manner consistent with the revenue recognition for our pre-existing products and services." Please explain further this statement. For instance, tell us whether you believe the non-GAAP revenue is representative of the Company's on-going performance assuming the deferred revenue contracts renew upon expiration or tell us if this is just a one time adjustment to reflect the acquiree's historical revenues. If the former is the case, tell us how you determined that these contracts will be renewed and revise your disclosures in the future to more clearly explain the reasons for the non-

GAAP revenue disclosures. If the latter is the case, then explain further how you use this information in managing your business and why you believe it is useful to your investors.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief